Filed by Endo International plc (Commission File No. 001-36326)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

(Commission File No. 001-36628)

The following message was sent to Endo employees on January 9, 2015:

Internal CEO Email Memo

To: All Endo Employees (translated in French Canadian and Mexican Spanish—Also on at.endo

From: Rajiv De Silva

Subject: Important Organizational Announcement—The Next Phase of Endo’s Journey

Dear Colleagues,

Over the past year we have made great progress in the execution of our strategy which is enabling Endo to realize our vision of becoming a leading global specialty healthcare company that improves lives while creating value. One important component of our strategy has been to rebuild our core branded pharmaceuticals business. With the launch of AVEED®, the acquisitions of Sumavel® DosePro® and Natesto®, and our recent NDA submission of BEMA® Buprenorphine to the FDA, our U.S. Branded Pharmaceuticals business is poised to accelerate its growth trajectory. These milestones could not have been realized without the dedication and expertise of our employees. And now, as we look forward to the anticipated addition of Auxilium’s product portfolio to this business, the future growth of our U.S. Branded Pharmaceuticals business unit will be strengthened even more. Together we are redefining what it means to be a leader in specialty healthcare, while continuing to build a global organization that others will admire, investors will support and employees are proud to be a part of.

As you may have read in our press release this morning, we announced changes to our executive leadership and senior management team. These changes are designed to support Endo’s continued evolution into a leading global specialty healthcare company and accelerate growth both organically and through corporate development activities. Under the new management structure, Endo’s U.S. Branded Pharmaceuticals and U.S. Generics business units, as well as the company’s Branded Pharmaceuticals R&D organization will report directly to me.

U.S. Branded Pharmaceuticals Business:

With the addition of Auxilium, we now have the opportunity to further accelerate the growth of our branded pharmaceuticals business in the U.S. In order to capitalize on our growth potential, Endo’s current U.S. Branded Pharmaceuticals businesses will be organized around three franchises that best align with our evolving customer footprint: Urology, Pain, and Specialty Products. Brian Lortie, President, U.S. Branded Pharmaceuticals will continue to lead this expanded business unit.

With Don DeGolyer’s planned departure and the elimination of the Chief Operating Officer role, Brian will now report into me directly and remain a member of the ELT. Additionally, Blaine Davis will now join Brian’s team as Senior Vice President and General Manager of the Specialty Products franchise. Blaine had previously been President, Endo Ventures Limited and Senior Vice President, Corporate Affairs.

U.S. Generics Business

With the significant growth of our U.S. Generics business, we will be conducting a search for a general manager to lead the Qualitest organization. Don DeGolyer will continue to lead the U.S. Generics business until March 1st at which time we will appoint Bob Rush to the role of interim General Manager, Qualitest, while the Company conducts a search for a permanent head of this business unit. Bob, currently Senior Vice President, Financing Planning & Analysis, brings over 20 years of healthcare experience to Qualitest. While at Endo, he has worked closely with the Endo leadership team and the Qualitest business, leading and driving several key growth initiatives. Bob will report into me directly and become a member of the ELT.

Other

With Blaine Davis taking on a new leadership role in the U.S. Branded Pharmaceuticals business unit, we are planning the following appointments to be effective upon the successful close of the Auxilium transaction.

We intend to appoint Keri Mattox to the role of Senior Vice President, Investor Relations and Corporate Affairs reporting to Suky Upadhyay, Executive Vice President, Chief Financial Officer. Additionally, with this appointment, Brian Munroe, Senior Vice President, Government Affairs will report to Keri Mattox. Keri brings 15 years of experience in strategic life science communications, investor relations and journalism to Endo.

For the role of President, Endo Ventures Limited, we intend to appoint Bob Cobuzzi, who is currently the Senior Vice President, U.S. Branded Pharma R&D Strategy and Operations. Bob had previously held the role of Senior Vice President, Corporate Development and was part of the team leading the acquisition of Paladin Labs and the re-domiciling of Endo to Ireland that the Paladin transaction enabled. In his new role, Bob will be located in our Dublin, Ireland headquarters.

Please join me in congratulating these colleagues on their new responsibilities and welcoming Keri to Endo.

As we begin the year anew, we have a great deal to be excited about. Our journey to becoming a leading global specialty healthcare company is yet another step closer. I would like to thank you for your contributions to our successes in 2014. Our accomplishments are a result of your dedication and have built a solid foundation for even greater success this year and beyond.

Warm regards,
Rajiv

Rajiv De Silva
President and CEO
Endo 1400 Atwater Drive, Malvern, PA 19355
484.216.4123 610.884.7612 fax desilva.rajiv@endo.com

NOTE: French Canadian and Mexican Spanish versions of this communication to follow

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication contains information relating to a proposed business combination transaction between Endo International plc (“Endo”) and Auxilium Pharmaceuticals, Inc. (“Auxilium”). In furtherance of this proposed transaction, Endo has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, declared effective by the SEC on December 11, 2014, containing a proxy statement/prospectus. The definitive proxy statement/prospectus was mailed to stockholders of Auxilium on or about December 26, 2014. INVESTORS AND SECURITY HOLDERS OF AUXILIUM ARE URGED TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Endo and Auxilium and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Auxilium stockholders with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo’s directors and executive officers in Endo Health Solutions Inc.’s (“EHSI”) Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo’s proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014.

Security holders may obtain information regarding the names and interests of Auxilium’s directors and executive officers in Auxilium’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, Auxilium’s proxy statement for the 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2014, and the materials that will be filed with the SEC in connection with the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the definitive proxy statement/prospectus mailed to stockholders of Auxilium on or about December 26, 2014, and other relevant materials to be filed with the SEC when they become available.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. Because these statements reflect Endo’s current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Although Endo believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward- looking statements or information in this news release. Investors should note that many factors, as more fully described in the documents filed by Endo with securities regulators in the United States and Canada including under the caption “Risk Factors” in Endo’s Form 10-K, Form 10-Q and Form 8-K filings with the Securities and Exchange Commission and with securities regulators in Canada on System for Electronic Document Analysis and Retrieval (“SEDAR”) and as otherwise enumerated herein or therein, could affect Endo’s future financial results and could cause Endo’s actual results to differ materially from those expressed in forward-looking statements contained in this communication. Important factors that, individually or in the aggregate, could cause actual results to differ materially from expected and historical results include, but are not limited to:

•	the failure to receive the required approval from Auxilium stockholders and applicable government and regulatory authorities (and the terms of those approvals);

•	the risk that a condition to closing contemplated by the merger agreement between Auxilium and Endo may not be satisfied or waived;

•	the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo’s operating strategy applied to Auxilium and the ultimate ability to realize synergies and the magnitude of such synergies; and

•	the effects of the business combination of Endo and Auxilium, including the combined company’s future financial condition, operating results, strategy and plans.

All forward-looking statements attributable to Endo or any person acting on its of their behalf are expressly qualified in their entirety by this cautionary statement. These forward-looking statements speak only as of the date hereof. Endo assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.

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